SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549


                                SCHEDULE 13G
                               (Rule 13d-102)

              INFORMATION TO BE INCLUDED IN STATEMENTS FILED
         PURSUANT TO RULES 13d-1(b), (c) AND (d)  AND AMENDMENTS
                 THERETO FILED PURSUANT TO RULE 13d-2(b)
                            (AMENDMENT NO. 1)




                         HOMESTEAD BANCORP, INC.
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                             (Name of Issuer)



                  Common Stock, Par Value $.01 Per Share
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                      (Title of Class of Securities)



                               437698 10 3
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                              (CUSIP Number)



                            December 31, 2002
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         (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
     [ ]     Rule 13d-1(b)
     [X]     Rule 13d-1(c)
     [ ]     Rule 13d-1(d)


                               Page 1 of 5 Pages

CUSIP NO. 437698 10 3                                        Page 2 of 5 Pages



1.    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
      Barbara B. Theriot

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2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [ ]
                                                                 (b) [ ]

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3.    SEC USE ONLY

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4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States

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5.    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE
      VOTING POWER
      60,577

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6.    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED
      VOTING POWER
      6,696

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7.    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE
      DISPOSITIVE POWER
      56,099

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8.    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED
      DISPOSITIVE POWER
      6,696

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9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      67,273

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10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [X]

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11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
      7.1%

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12.   TYPE OF REPORTING PERSON
      IN

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CUSIP NO. 437698 10 3                                        Page 3 of 5 Pages


     Item 1(a) Name of Issuer:

               Homestead Bancorp, Inc.

     Item 1(b) Address of Issuer's Principal Executive Offices:

               195 North Sixth Street
               Ponchatoula, Louisiana 70454

     Item 2(a) Name of Person Filing:

               Barbara B. Theriot. Mrs. Theriot is the Secretary and Treasurer of the Issuer and a director of the Issuer.

     Item 2(b) Address of Principal Business Office or, if None, Residence:

               Homestead Bancorp, Inc.
               195 North Sixth Street
               Ponchatoula, Louisiana 70454

     Item 2(c) Citizenship:

               United States

     Item 2(d) Title of Class of Securities:

               Common Stock, par value $.01 per share

     Item 2(e) CUSIP Number:

               437698 10 3

     Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

               If this statement is filed pursuant to Rule 13d-1(c), check this box. [X]

     Item 4.   Ownership.

               (a)  Amount beneficially owned:

               67,273

               (b)  Percent of class: 7.1%


CUSIP NO. 437698 10 3                                        Page 4 of 5 Pages

               (c)   Number of shares as to which such person has:

               (i)   Sole power to vote or to direct the vote  60,577
                                                               ------
               (ii)  Shared power to vote or to direct the vote 6,696
                                                                -----
               (iii) Sole power to dispose or to direct the disposition of
                     56,099
                     ------
               (iv)  Shared power to dispose or to direct the disposition of
                     6,696
                     -----

               Excludes the unvested options Mrs. Theriot was awarded which are not exercisable within the next 60 days. The 60,577 shares as to which Mrs. Theriot has sole voting power include 27,451 shares that may be received upon exercise of stock options which are either currently exercisable or exercisable within the next 60 days, 4,478 restricted shares that have not yet vested under the Issuer's Recognition and Retention Plans, and 2,555 shares allocated to Mrs. Theriot's account under the Issuer's Employee Stock Ownership Plan as of December 31, 2001. The allocation to Mrs. Theriot's ESOP account as of December 31, 2002 has not yet
               been determined.   Mrs. Theriot does not have dispositive
               power over the 4,478 unvested restricted shares. The 6,696 shares as to which Mrs. Theriot has shared voting and dispositive power consist of shares owned jointly with her spouse.

     Item 5.   Ownership of Five Percent or Less of a Class.

               Not applicable since Mrs. Theriot owns more than 5% of the class.

     Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

               Not applicable.

     Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

               Not applicable.

     Item 8.   Identification and Classification of Members of the Group.

               Not applicable since Mrs. Theriot is not a member of a group.

     Item 9.   Notice of Dissolution of Group.

               Not applicable since Mrs. Theriot is not a member of a group.


CUSIP NO. 437698 10 3                                        Page 5 of 5 Pages



     Item 10.  Certifications.

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.




                                 SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




February 12, 2003               By:  /s/ Barbara B. Theriot
                                     ----------------------
                                     Barbara B. Theriot